Exhibit 10.61

March 8, 2011

Dr. Jeffrey Evenson

17 Glenoe Road

Chestnut Hill, MA 02467-2342

Dear Jeff:

As a result of your interviews with Corning, we are pleased to offer you a position as Senior Vice President & Operations Chief of Staff reporting to Wendell Weeks. In this role, you will be a member of the Management Committee as we begin the transition with Pam’s pending retirement. Your work location will be Corning, NY starting on or around June 13, 2011, with a further discussion regarding relocation below.

Base Salary & Annual Cash Bonuses

Your initial salary will be $425,000 per year, payable bi-weekly. Executive salary reviews are currently scheduled to occur around January 1 each year; your first scheduled review will occur in January 2012. Merit budgets are determined annually based on many factors including market data and corporate business conditions in effect at that time.

In addition to your base salary, you will be eligible to participate in a Corning GoalSharing Bonus Program, which is based on the corporate average of all such plans in Corning. Annual cash awards earned under the program may range from 0% to 10% of your annual base salary. In general, this annual bonus will be pro-rated for your first year of employment and paid in February to participants who are employed by Corning on December 31 of the prior year, in accordance with Corning’s GoalSharing policies.

You will also be eligible to participate in the Performance Incentive Plan. As a member of the Management Committee, this cash bonus plan is based 100% on corporate financial performance. Your annual target opportunity will be 65% of your base salary. Your actual cash award amount may range between 0% and 200% of target and will be pro-rated for time worked during your first year of employment. Awards earned under this program will be paid in March to participants who are employed by Corning on December 31 of the prior year, based on plan rules.

Long-Term Incentives and Stock Options

In this role, you will be an executive of Corning. Annual grants of long-term incentives to executives are approved once a year in December or January. Since you will be joining Corning after the 2011 grants were approved, you will be eligible for prorated awards in 2011 and full year participation in 2012.

The current plan design includes a mix of cash performance units (50% of target value) tied to corporate financial performance, time-based restricted stock units (25% of target value) not tied to performance and stock options (25% of target value). The target value of your 2011 long-term incentives will be $650,000 and the 2012 full year target value of these long-term incentive awards will be $1,100,000. The actual number of restricted shares and stock option to be awarded under the 2011 program will be based on the target value of each component and the stock price in effect on the first business day of the month following your start date with Corning. Awards for 2012 will be made on the same schedule as all other executives of Corning.

Special Cash Payments

The following special cash payments are intended to replace the compensation you will forfeit from your current employer as a result of accepting this offer. In addition, the cash payments have been designed to assist you in bridging the gap in the cash compensation & deferred compensation distributions you would receive over the next three years (compared to your current employer) until Corning’s long-term incentives begin to vest. You will be provided with the following special cash payments totaling $3,200,000:

•	$800,000 to be paid within 60 days of your start date with Corning in 2011
•	$800,000 to be paid in December 2011
•	$800,000 to be paid in March 2012
•	$800,000 to be paid in March 2013

As special cash payments, none of these payments are considered to be eligible earnings for purposes of any other company-provided compensation or benefit plan.

In the event you are involuntarily terminated (not for cause), die, or become permanently disabled, you will be entitled to receive any unpaid installments of the Special Cash Payments described above.

If you voluntarily resign from Corning, then any unpaid Special Cash Payments would be forfeited.

If you voluntarily separate from Corning with the mutual consent of the Compensation Committee of the Corning Board of Directors, then any cash severance benefits as described below in “Additional Senior Officer Benefits” you would be eligible for will first be offset by any unpaid installments of the Special Cash Payments before determining if any additional cash severance benefits would be payable.

Additional Senior Officer Benefits

As a Senior Vice President of Corning, you are eligible for the following additional benefits:

•	Officer severance agreement in the event you are involuntarily terminated, not for cause. In general, the plan provides for severance benefits equal to 2x base + target bonuses.

•	Officer Change-in-Control agreement that provides severance and other protection in the event of a Change-in-Control of Corning Incorporated.

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Eligibility for an executive supplemental pension plan benefit that generally provides pension benefits equal to 2% of Final Average Pay per year of service up to a maximum benefit of 50% of Final Average Pay after 25 years. You must work for Corning for 10 years to become vested in this benefit.

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Eligibility for an annual Executive Allowance that provides for limited personal use of the corporate aircraft and payment of home security fees. We will provide you with additional details about this program.

Your annual (12 month) allowance of flight hours will be 30 hours (which includes both the time you are on the plane and any time spent for any empty plane repositioning flights). Annual flight hours are calculated on a fiscal year of November 1 through October 31. In order to provide you with some additional special relocation assistance in 2011, your annual allowance of 30 hours will not be prorated for time worked in 2011. You are responsible for any taxes on the imputed income resulting from use of this program with imputed income calculated in accordance with IRS rules and regulations.

Vacation

As a mid-career hire, you will be entitle to an annual vacation allowance commencing at four (4) weeks per year.

Relocation

In this role, you will be located in Corning, NY. We understand that you may not be able to relocate immediately, so we will provide you with a one-time payment of $50,000 in July 2011 to assist you with temporary living and travel costs until such time as you complete your relocation to Corning.

In addition, we understand that your investment in your home may be significantly more than the current appraised value of the home. Under the Corning relocation program, we would acquire your house at its appraised value (based on independent appraisals by 2 or 3 firms we will select), or you may decide to sell the home on your own.

To assist you with the difference in value between your investment and its appraised value, Corning will also provide you with additional special relocation assistance capped at up to $750,000 as described below. You will receive a taxable cash payment of $350,000 in July 2011 and another taxable cash payment of $400,000 at the later of: a) January 2012, or b) within 30 days of Corning acquiring your home at its appraised value in 2012 (or within 30 days of you selling your home in 2012, if applicable). Such home sale (to Corning or a 3rd party on your own) must be completed before November 30, 2012 to be eligible for the additional $400,000 cash payment referenced above.

Other Terms and Conditions

This offer of employment is made contingent on completion of a satisfactory background check and your passing a drug screen (please allow five business days for processing). By signing below, you confirm that you have not disclosed to Corning any proprietary or confidential information or trade secrets of another entity and that you will not bring any such information or material to Corning. You further confirm that you are not subject to any obligation of non-competition by another entity that might prevent or interfere with your performance of the position offered. In addition, you will be required to provide acceptable documents of identity and employment eligibility within the first three days of your employment.

We look forward to hearing from you and sincerely hope you will accept this opportunity with Corning. If you accept our offer, please sign below and return this letter in the pre-paid, self-addressed envelope.

Sincerely,

/s/ Kirk P. Gregg
Kirk P. Gregg
Chief Administrative Officer

ACCEPTED BY:

/s/ Jeffrey Evenson
Jeffrey Evenson	(DATE)

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